

Maximum Performance Requires

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Superconductor Technologies • Annual Report 2001

2001 was the year

Superconductor Technologies Inc. took a giant step toward the "inflection point"—the stage in our development where our growth rate accelerates dramatically as our technology becomes generally accepted in the marketplace.

TABLE OF CONTENTS





INFLECTION POINT



President's Message

2001 was the year Superconductor Technologies Inc. took a giant step toward the "inflection point"—the stage in our development where our growth rate accelerates dramatically as our technology becomes generally accepted in the marketplace.

In December, we signed a contract for a follow-on order from a major customer to deliver 1,000 SuperFilter® Systems over the next five quarters, an order that equaled the entire installed base of STI systems at the time. This customer has chosen to standardize on STI solutions for all new and a significant percentage of existing base stations, confirming that our High-Temperature Superconducting (HTS) solutions now represent a "mainstream" performance enhancement option for the wireless communications industry.

STI Net Revenues
(in thousands)



$15,000
$12,000
$9,000
$6,000
Revenue
1997
1998
1999
2000
2001
Sales

And our success in 2001 was not limited to the United States. During the year, we continued our aggressive business development efforts in Japan, Mexico, and Brazil, and we formed new relationships in China.

We also broadened our product line to incorporate power amplifiers and multiplexers, enabling us to offer the wireless communications industry a comprehensive RF performance enhancement package: SuperLink™ Solutions.

As a result of these positive developments domestically and abroad, I expect our sales for 2002 to grow significantly from our sales of $12 million in 2001.

In anticipation of this growth, we expect to triple our current production capacity; December's large order served as the triggering event for this expansion. These larger, automated facilities will allow us to realize significant economies of scale in our manufacturing operations, and should accelerate our progress toward profitability.

On behalf of the Board of Directors and all of our employees, I wish to thank our many long-term investors for your commitment to STI, and to welcome those of you who are new shareholders. With your support, we look forward to continued success in the years ahead.

M. Peter Thomas

President and CEO, Superconductor Technologies Inc.



MEASURABLE

Focus on the Future

In 2001, HTS-based technology entered the mainstream of performance enhancement options available to the wireless communications industry. Previously, it was viewed as an "exotic" or cutting-edge option, applicable only in unusual cases, but as the needs of the industry have changed and the cost of implementing HTS solutions has fallen, this is no longer the case.



Superconductor Technologies Inc. has led the way in bringing about this change, by continuously improving the technology, reducing costs, and demonstrating in the field that HTS-based systems are robust and reliable.

Advancing the Technology

In March, we introduced our SuperLink™ Solutions, a family of products that includes our flagship product, SuperFilter®, as well as complementary high-performance products such as premium multiplexers and multi-carrier power amplifiers (MCPAs). This powerful combination enables wireless communications providers to optimize both uplink and downlink performance in their systems; we call this Total Link Enhancement℠.

By year-end, our SuperFilters logged an impressive cumulative

RESULTS

run time of almost 12 million hours. This extensive field experience allowed us to calculate a Mean Time Between Failure (MTBF) of 250,000 hours. Reliability figures such as these are critical in winning acceptance for our technology with the wireless communications industry.

In September, we announced our SuperPlex™ Solutions, a growing family of HTS-Ready™ premium RF grooming and overlay solutions designed for fast, cost-effective deployment.

Expanding our Manufacturing Facilities

Our continuing investment in state-of-the-art manufacturing methods and equipment has played an important role in our dominance of the HTS marketplace. We estimate that STI has sold the vast majority of all installed systems to date.

In anticipation of rapidly rising demand for our products, STI has begun a major expansion of our manufacturing facilities to triple our current production capacity. Among the most significant improvements will be the automation of our production line, which will result in significantly greater manufacturing throughput. Our ongoing commitment to serving the needs of wireless communications carriers has allowed us to greatly reduce the price of our solutions while dramatically improving performance.

These developments signal our intent and ability to leverage our core technology in ways that will meet the evolving strategic needs of the wireless communications industry. By offering multiple product lines across multiple geographic markets, we expect to continue our rapid growth in 2002 and the years ahead.



Superconductor Technologies' Executive Team

Pictured from left:

Martin S. McDermut—Senior Vice President, Chief Financial Officer and Secretary

E. Ray Cotten—Senior Vice President, Business Development, Chief Marketing Officer

Ken Barry—Vice President, Human Resources

Robert L. Johnson—President, STI Products Group

Richard R. Conlon—Senior Vice President, Sales & Marketing

M. Peter Thomas—President, Chief Executive Officer

Robert B. Hammond, Ph.D.—Senior Vice President, Chief Technical Officer

2001 Timeline

FEBRUARY

- STI forms strategic alliance with Paradigm Wireless Systems

MARCH

- SuperLink™ Solutions for Total Link Enhancement℠ introduced
- HTS-Ready™ Duplexer 850 Series announced

APRIL

- SuperFilter® units demonstrate extraordinary reliability in field, MTBF 250,000 hours

JULY

- STI's senior management invited by the Chinese National Academy of Sciences to explore use of HTS in China

SEPTEMBER

- STI announces SuperPlex™ Solutions, extending capabilities with HTS-complementary technology

NOVEMBER

- Sold 1,000th SuperFilter system. STI has sold the vast majority of all HTS systems deployed

DECEMBER

- A major customer placed a follow-on order for 1,000 units, a quantity equal to last 4 years sales in total



MAXIMIZE PERFORMAN

Overview of Wireless Markets

The wireless communications industry is experiencing major changes. Early visionaries originally promoted wireless communications as a tool for mobile professionals, allowing them to communicate while in the field. However, as consumer interest in wireless communications intensified, carriers quickly built networks, mostly along freeways, in order to attract customers and achieve dominance in particular market areas. The idea behind this strategy was "If you build it, they will come." And they did; cell phones have become ubiquitous icons of our wireless lifestyles and, in some parts of the world, a viable alternative to traditional "wired" service.

As cell phone use has exploded, however, problems have arisen for the operators. Falling prices and free off-peak minutes have resulted in system overload in many areas. Cell phone users, less tolerant of dropped and blocked calls, now expect coverage everywhere they live, work and play—even in buildings and outlying areas. Competitive pressures have driven down profit margins and given consumers increasing incentives to switch service providers whenever they are unhappy with the service they are getting. Tower sites are becoming more expensive, harder to find, and nearly impossible to get approved.

These changes are placing increased pressure on wireless service providers. Operators must drastically reduce costs, while still growing revenue. And the surest way to increase revenue is by offering new services, such as videoconferencing and multimedia messaging, which will require third-generation (3G) capabilities. This blending of voice, data and video services, known collectively as total seamless communication, will require building new networks or substantially increasing the capacity and quality of existing networks. Regardless of which migration path operators choose, SuperLink Solutions can help them meet their network performance goals.



CONTROL COSTS

STI Helps Carriers Maximize Network Performance with SuperLink Solutions

At Superconductor Technologies Inc., we have mastered the use of high-temperature superconducting (HTS) technology to improve the quality of wireless networks. Our strategy is to provide Total Link Enhancement by teaming our field-proven HTS solutions with high-performance multiplexers and multi-carrier power amplifiers (MCPAs). Together, our SuperLink Solutions provide the only comprehensive package of RF link performance enhancement solutions available today.



SuperLink Solutions are easily added to a new base station or retrofitted to an existing one, and will increase its capacity by 20%, 50% or more—at a small fraction of the cost of building new towers.

Our SuperPlex™ Solutions include our premium HTS-Ready™ Duplexers and SuperPlex 1-1900. Designed and built by STI to meet the stringent performance requirements of our SuperLink Solutions, SuperPlex Solutions enable fast and cost-effective overlays while providing premium performance benefits.


Microelectronics Test



STI Family of Products



SuperFilter®



SuperPlex™ 1-1900



SuperFilter® II



SuperFilter® IMT-2000
Tower Top System



HTS-Ready™ Duplexer
850 Series



HTS-Ready™ Duplexer
850 Series HP



SuperFilter® PCS



SuperLink™ Tx 850



EXPANSION

International Markets

In 2001, Allied Business Intelligence estimated there would be approximately 1.1 million mobile wireless base stations installed throughout the world by year-end, with close to 75% of these in Europe and Asia. This number is estimated to grow fivefold over the next decade, and many of these base stations are excellent candidates for performance optimization using STI's SuperLink Solutions.

STI has entered into relationships with agents to represent us in Europe, Asia and Latin America. We have met with leading wireless communications companies, OEMs, and governmental agencies to determine how our products can meet their needs.

In June, STI's senior management was invited by the Chinese National Academy of Sciences, Tsinghua University, and Sinocomm Limited to meet with major Chinese mobile operators and wireless product manufacturers, including China Unicom, Datang's Telecom Technology & Industry Group, and Huawei, to explore the use of HTS in China's rapidly expanding mobile cellular telecommunications system.

In Japan, where 3G services are rapidly gaining widespread acceptance, the need for state-of-the-art performance is especially acute. To meet this demand, STI introduced in early 2002 the new SuperFilter® IMT-2000 Tower Top System, the industry's first cryogenic receiver front-end (CRFE) system designed specifically for deployment in international markets adopting 3G wireless standards. Developed to meet stringent environmental specifications defined by Japanese carriers, the system will be sold in Japan by Matsushita Inter-Techno Co., Ltd., a division of Matsushita Electric Industrial Co., Ltd.

Financial Information

Description of the Business

Superconductor Technologies Inc. develops, manufactures and markets high performance products to service providers, systems integrators and original equipment manufacturers in the wireless telecommunications industry. Our products, known collectively as SuperLink™ Solutions, maximize the performance of wireless networks by improving the quality of wireless signals in both the "uplink" and "downlink" RF paths. With SuperFilter™ at the core, these premium solutions work in concert to provide Total Link Enhancement℠, meeting the growing demand of the wireless communications market for improved capacity utilization, reduced interference, and greater coverage.

Safe Harbor Statement

This document contains forward-looking statements made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, the Company's views on future commercial revenue, market growth, capital requirements, new product introductions, and are inherently subject to uncertainties and other factors, which could cause actual results to differ materially from the forward-looking statements. These factors and uncertainties include: the Company's ability to expand its operations to meet anticipated product demands; the ability of the Company's products to achieve anticipated benefits for its customers; the anticipated growth of the Company's target markets; unanticipated delays in shipments to customers; the Company's ability to achieve profitability; the uncertainties of litigation and the outcome of patent litigation with ISCO International. The Company refers interested persons to its 2001 Annual Report on Form 10-K and its other SEC filings for a description of additional uncertainties and factors that may affect forward-looking statements. Forward-looking statements are based on information presently available to senior management, and the Company has not assumed any duty to update its forward-looking statements.

Market for Common Stock

As of March 19, 2002, we had approximately 225 holders of record of our common stock. We estimate that there are more than 14,000 round lot beneficial owners of our common stock. The Company intends to employ all available funds in the development of its business and does not expect to pay any cash dividends for the foreseeable future. Furthermore, the Company may not pay any cash dividends on its common stock, until all dividends due and payable on its preferred stock have been declared and paid and without the written consent of its equipment leasing line provider and its lender.

The Company's common stock is listed on The NASDAQ Stock Market, under the symbol "SCON". The following table sets forth for the periods indicated the high and low intraday sales prices for our common stock as reported on The NASDAQ Stock Market,.

	High	Low
2000		
Quarter ended April 1, 2000	$115.00	$4.38
Quarter ended July 1, 2000	$42.25	$11.06
Quarter ended September 30, 2000	$40.00	$16.88
Quarter ended December 31, 2000	$19.50	$2.66
2001		
Quarter ended March 31, 2001	$10.438	$3.00
Quarter ended June 30, 2001	$9.32	$3.50
Quarter ended September 29, 2001	$6.35	$2.70
Quarter ended December 31, 2001	$7.30	$2.885

For the year ended December 31,	1997	1998	1999	2000	2001
		(In thousands, except per share data)			
Statement of Operations Data:					
Net Revenue:					
Net commercial product revenue	$175	$1,954	$2,053	$5,303	$7,601
Government contract revenue	8,104	6,029	5,059	4,643	4,782
Sub license royalties	38	–	10	10	10
Total net revenue	8,317	7,983	7,122	9,956	12,393
Costs and expenses:					
Cost of commercial product revenue	–	5,873	6,848	15,710	10,626
Contract research and development	6,218	4,693	3,427	4,235	3,359
Other research and development	1,809	1,161	1,747	2,633	4,606
Selling, general and administrative	4,076	5,435	5,664	8,225	11,907
Non-recurring charges	–	–	–	132	–
Total costs and expenses	12,103	17,162	17,686	30,935	30,498
Loss from operations	(3,786)	(9,179)	(10,564)	(20,979)	(18,105)
Other income (expense), net	245	17	(311)	323	904
Net loss	(3,541)	(9,162)	(10,875)	(20,656)	(17,201)
Less deemed and cumulative preferred stock dividends	–	(271)	(1,364)	(2,203)	(2,603)
Net loss available to common stockholders before cumulative effect of accounting change	(3,541)	(9,433)	(12,239)	(22,859)	(19,804)
Cumulative effect of accounting change on preferred stock beneficial conversion feature	–	–	–	(10,612)	–
Net loss available to common stockholders	($3,541)	($9,433)	($12,239)	($33,471)	($19,804)
Basic and diluted net loss per share:					
Net loss per common share before cumulative effect of accounting change	($0.46)	($1.22)	($1.58)	($1.42)	($1.10)
Cumulative effect of accounting change	–	–	–	(0.67)	–
Net loss per common share	($0.46)	($1.22)	($1.58)	($2.09)	($1.10)
Weighted average number of shares outstanding	7,701	7,725	7,744	16,050	17,956

December 31,	1997	1998	1999	2000	2001
Balance Sheet Data:					
Cash and cash equivalents	$3,537	$310	$66	$31,824	$15,205
Working capital	3,500	1,349	(13)	36,186	18,753
Total assets	10,087	12,509	11,085	46,761	30,161
Long-term debt, including current portion	13	1,112	961	751	509
Redeemable preferred stock	–	8,982	17,125	–	–
Total stockholders' equity (deficit)	8,166	(1,197)	(11,656)	38,409	23,663

Selected Financial Data

The information set forth to the left is not necessarily indicative of results of future operations and should be read in conjunction with the Company's Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in this Report.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

We develop, manufacture and market high performance products to service providers, systems integrators and original equipment manufacturers in the wireless telecommunications industry. Our products, known collectively as SuperLink Solutions, maximize the performance of wireless networks by improving the quality of "uplink" signals from subscriber terminals (wireless handsets or mobile wireless devices) to network base stations and of "downlink" signals from network base stations to subscriber terminals. These premium products work in concert to provide Total Link Enhancement, a combination of complimentary wireless products built around our flagship SuperFilter® System to meet the growing demand of the wireless telecommunications industry for improved capacity, reduced interference, and greater coverage for their network base stations.

SuperLink Solutions consist of three unique product families: SuperLink Rx Solutions, SuperLink Tx Solutions and SuperPlex Solutions. Together, these solutions allow service providers to benefit from lower capital and operating costs. They also increase the minutes of use because subscribers experience better call quality, fewer dropped calls and higher speed data transmissions.

SuperLink™ Rx Solutions. In order to receive uplink signals from wireless terminals, base stations require a wireless filter system to eliminate, or filter out, out-ofband interference. To address this need, we offer SuperLink Rx Solutions, which include our flagship product, the SuperFilter System. Deployed in base stations, these solutions combine specialized filters using high-temperature superconducting (HTS) technology with a proprietary cryogenic cooler and a low-noise amplifier. The result is a highly compact and reliable cryogenic receiver front-end that can simultaneously deliver both high selectivity (interference rejection) and high sensitivity (detection of low level signals). SuperLink Rx Solutions thereby offer significant advantages over conventional filter systems.

SuperLink™ Tx Solutions. Many wireless networks also suffer from insufficient transmit power on the downlink signal path. In this situation, operators benefit from our SuperLink Tx Solutions, a family of compact, robust, and technologically-advanced high-power amplifiers.

SuperPlex™ Solutions. For superior antenna multiplexing functionality, we offer SuperPlex Solutions, a line of multiplexers that provide extremely low insertion loss and excellent cross-band isolation.

From 1987 to 1997, the Company was engaged primarily in research and development and generated revenue primarily from government research contracts. The Company began full-scale commercial production of the SuperFilter in 1997 and shipped 438 units in 2001. As the Company continues to focus on its commercial products, commercial revenue is expected to increase as a percentage of revenue. The Company has incurred cumulative losses of $85 million from inception to December 31, 2001.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, income taxes, warranty obligations, contingencies and our loss contract with U.S. Cellular. We base our estimates on historical experience and on various other assumptions that we believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the financial statements. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Our net sales consist of revenue from sales of products net of trade discounts and allowances. We recognize revenue when evidence of an arrangement exists, contractual obligations have been satisfied, title and risk of loss have been transferred to the customer and collection of the resulting receivable is reasonably assured. At the time revenue is recognized, we provide for the estimated cost of product warranties if allowed for under contractual arrangements. Our warranty obligation is effected by product failure rates and service delivery costs incurred in correcting a product failure. Should such failure rates or costs differ from these estimates, accrued warranty costs would be adjusted.

As described in Note 8 to the December 31, 2001 financial statements, in September 2000 the Company received a $7.8 million non-cancelable purchase order from U.S. Cellular for SuperFilter systems to be shipped over the next nine quarters. In consideration for the purchase order, the Company amended the August 1999 warrant agreement and vested 312,000 warrants to U.S. Cellular.

After the allocation of sales proceeds to the related warrants, the estimated cost of providing products under the purchase order exceeded related revenue by $5.3 million. The resulting loss was reflected in the results of operations for the year ended December 31, 2000 and a loss reserve established. Through December 31, 2000 and 2001, $1,059,000 and $2,243,000, respectively, of this reserve was reversed against the cost of product delivered under this purchase order. The reserve is based on estimated future product and warranty costs and should these future cost differ from those estimated this reserve will be adjusted.

Contract revenue is principally generated under research and development contracts. Contract revenue is recognized utilizing the percentage-of-completion method measured by the relationship of costs incurred to total estimated contract costs. If the current contract estimate were to indicate a loss, utilizing the funded amount of the contract, a provision would be made for the total anticipated loss. Revenue from research related activities is derived primarily from contracts with agencies of the United States Government. Credit risk related to accounts receivable arising from such contracts is considered minimal. These contracts include cost-plus, fixed price and cost sharing arrangements and are generally short-term in nature.

All payments to the Company for work performed on contracts with agencies of the U.S. Government are subject to adjustment upon audit by the Defense Contract Audit Agency. Based on historical experience and review of current projects in process, management believes that the audits will not have a significant effect on the financial position, results of operations or cash flows of the Company.

Our valuation allowance against the deferred tax assets is based on our assessments of historical losses and projected operating results in future periods. If and when we generate future taxable income in the U.S. against which these tax assets may be applied, some portion or all of the valuation allowance would be reversed and an increase in net income would consequently be reported in future years.

We are currently engaged in a patent dispute with ISCO International, Inc. This case is discussed in Note 11 to the December 31, 2001 financial statements. We have not recorded any liability relating to this litigation but may be required to do so if we are unsuccessful in defending ourselves.

Backlog

Our backlog consists of accepted product purchase orders scheduled for delivery within 24 months and consists of purchase orders for both dollar and unit purchase commitments. The exact dollar commitment for unit commitments may vary depending on the exact units purchased. Based on past purchasing patterns and expected purchasing trends of customers with unit commitments we estimate our backlog at December 31, 2001 to be $21.3 million, as compared to $6.5 million at December 31, 2000. The backlog at December 31, 2001 includes $3.1 million remaining under a $7.8 million purchase order from U.S. Cellular that will be delivered by December 31, 2002. The subsection below entitled "Non-Cash Charges For Warrants Issued to U.S. Cellular" includes a discussion of the accounting for this purchase order. We estimate that $14.5 million of the December 31, 2001 backlog will be delivered in fiscal 2002, with the remainder delivered by the end of the first quarter of 2003.

Results of Operations

2001 as Compared to 2000

Total net revenue increased by $2.4 million, or 24%, from $10.0 million in 2000 to $12.4 million in 2001. The increase is primarily due to higher commercial product sales.

Our commercial revenue is generated from (i) the sales of our SuperFilter product line which combines specialized superconducting RF filters with a proprietary cryogenic cooler (and, in most cases, a low noise amplifier) in highly compact systems and (ii) starting in February 2001, from the sales of our new multiplexer product line. We also introduced our multi-carrier power amplifier product in March 2001, but it has not yet contributed significantly to our revenue. Net commercial product revenue consists of gross commercial product sales proceeds less sales discounts and the allocation of certain sales proceeds to a warrant issued to one customer in 1999 under a long-term supply agreement. For a discussion of the allocation to warrants, please read the discussion under the caption "Non-Cash Charges for Warrants Issued To U.S. Cellular." The following table summarizes the calculation of net commercial product revenue for 2000 and 2001:

Dollars in Thousands Year ended 12/31,	2000	2001
Gross commercial product sales proceeds	$7,647	$9,907
Less allocation of proceeds to warrants issued to U.S. Cellular	(2,295)	(2,238)
Less sales discounts	(49)	(68)
Net commercial product revenue	**$5,303**	**$7,601**

Net commercial product revenue in 2001increased to $7.6 million from $5.3 million in the same period last year, an increase of $2.3 million, or 43%. This increase is the result of higher sales of our SuperFilter products, a shift in the product mix toward higher-priced SIX-Pak units and sales of our new duplexer product introduced in 2001. Multiplexer sales in 2001 totaled $635,000. The increase in gross commercial product sales proceeds was partially offset by $2.3 million in 2001 and $2.2 million in 2000 to reflect an allocation of sales proceeds to warrants issued to U.S. Cellular in connection with those sales. Our two largest customers accounted for 85% of our net commercial revenue in 2001 as compared to 49% in 2000.

In 2001, government contract revenue totaled $4.8 million as compared to $4.6 million last year. This revenue included government subcontract revenue which totaled $1.4 million in 2001 as compared to $689,000 in 2000. Excluding the impact of subcontract revenue, government contract revenue declined this last year as we focused more of our research and development resources on our commercial business. We plan to focus our future government contract work on projects that have applications to our commercial product business and expect government revenue to increase slightly in the future.

Cost of commercial product revenue includes all direct costs, manufacturing overhead and related start-up costs. The cost of commercial product revenue totaled $10.6 million for 2001 and was reduced by the amortization of $2.2 million, relating to the accrual for non-cash contract loss on the purchase order received from U.S. Cellular. The cost of commercial product revenue was $15.7 million for 2000 and included an accrued non cash loss of $4.2 million relating to the purchase order received from U.S. Cellular and other non-cash warrant charges relating to U.S. Cellular of $482,000. Please read the subsection below entitled "Non-Cash Charges for Warrants Issued To U.S. Cellular." Excluding these non-cash charges and credits relating to the supply agreement with U.S. Cellular, cost of commercial revenue increased to $12.9 million in 2001, or 17%, from $11.0 million in 2000. This increase was the result of increased unit shipments and higher costs associated with ramping up the Company's manufacturing capacity, partially offset by lower material and labor costs per unit and the effect of increased manufacturing efficiencies.

We generate negative gross margins on our commercial products at current sales levels primarily due to fixed manufacturing overhead costs. Based on current prices and forecasted product mix and costs, we expect to achieve positive commercial gross margins in the second quarter of 2002.

Contract research and development expenses totaled $3.4 million in 2001 as compared to $4.2 million in the prior year and included subcontract expenses of $1.4 million and $689,000, respectively. Excluding subcontract expenses, contract research and development expenses decreased to $2.0 million in 2001, as compared to $3.5 million last year. This decrease results from the increased focus on commercial research efforts.

Other research and development expenses relate to development of our commercial products. These expenses totaled $4.6 million in 2001, as compared to $2.6 million in 2000. This increase is due to increased spending on product line expansion, further development of the SuperFilter product line, including product pilots, and product line cost reduction efforts.

Selling, general and administrative expenses totaled $11.9 million in 2001 as compared to $8.2 million in the same period last year, an increase of $3.7 million, or 45%. This increase results primarily from increased corporate development, domestic and international marketing and sales efforts, management recruitment activities, insurance premiums and ISCO litigation expenses. ISCO litigation expenses totaled $976,000 for the last six months in 2001 and are expected to, increase throughout 2002 as we approach the trial which is scheduled for January 2003.

Interest income increased to $1.1 million in 2001 as compared to $806,000 in the prior year, due to higher levels of cash available for investment.

Interest expense decreased by $337,000 to $146,000 in 2001 as compared to $483,000 in the prior year and resulted from decreased borrowings in the current year.

We had a net loss of $17.2 million in 2001, as compared to $20.7 million in 2001.

The net loss available to common shareholders totaled $19.8 million in 2001, or $1.10 per common share, as compared to $33.5 million, or $2.09 per common share, in the same period last year. The amounts for 2001 include a $2.6 million non-cash deemed distribution on preferred stock. The amounts for 2000 included $10.6 million for the non-cash cumulative effect of an accounting change and $2.2 million of non-cash deemed dividends on preferred stock.

2000 as Compared with 1999

Net revenue increased by $2.9 million, or 40%, from $7.1 million in 1999 to $10.0 million in 2000. The increase is due to higher commercial product revenue, partially offset by lower government contract revenue.

Net commercial product revenue consists of gross commercial product sales proceeds less discounts and an allocation of proceeds to a warrant issued to one customer in 1999 under a long-term supply agreement. For a discussion of the allocation to warrants, please read the discussion under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-Cash Charges for Warrants Issued To U.S. Cellular." The following table summarizes the calculation of net commercial product revenue for 1999 and 2000:

Dollars in thousands Year ended 12/31,	1999	2000
Gross commercial product sales proceeds	$2,177	$7,647
Less allocation of proceeds to warrants issued to U.S. Cellular	(124)	(2,295)
Less sales discounts	–	(49)
Net commercial product revenue	**$2,053**	**$5,303**

Net commercial product revenue increased by $3.2 million, or 158%, from $2.1 million in 1999 to $5.3 million in 2000. This increase is the result of increased sales of our SuperFilter products and a shift in the product mix toward higher-priced SIX-Pak units. The increase in gross commercial product sales proceeds was partially offset by $2.3 million in 2000 and $124,000 in 1999 to reflect an allocation of sales proceeds to warrants issued to U.S. Cellular in connection with those sales. The warrant charges increased because of growing product shipments to U.S. Cellular and a dramatic increase in our stock price during 2000. Our two largest customers accounted for 49% of our net commercial revenue in 2001 as compared to 69% in 2000.

Government contract revenue decreased by $416,000, or 8%, from $5.1 million in 1999 to $4.6 million in 2000. We expect government contract revenue to decline as we focus more of our research and development resources on our commercial business.

Cost of commercial product revenue includes all direct costs, manufacturing overhead and related start-up costs. The cost of commercial product revenue was $15.7 million for 2000, including an accrued non-cash loss of $4.2 million relating to the purchase order received from U.S. Cellular and other non-cash warrant charges relating to U.S. Cellular of $482,000. Please read the subsection below entitled "Non-Cash Charges for Warrants Issued To U.S. Cellular." Excluding the non-cash charges relating to the supply agreement with U.S. Cellular, cost of commercial revenue increased $4.1 million, or over 60%, from $6.9 million for 1999. This increase results from increased units shipments and higher costs associated with ramping up the Company's manufacturing abilities, partially offset by lower material costs and the effect of increased manufacturing efficiencies.

We generate negative gross margins on our SuperFilter products at current sales levels primarily due to fixed manufacturing overhead costs.

Contract research and development expenses increased by $808,000, or 24%, from $3.4 million in 1999 to $4.2 million in 2000. Contract research and development expenses as a percentage of related revenue totaled 91% for 2000, as compared with 68% last year. The percentage increase is due to higher expenses associated with a completed contract, the effect of spreading fixed expenses over a lower revenue base and the increased use of subcontractors.

Other research and development expenses increased by $886,000, or 51%, from $1.7 million in 1999 to $2.6 million in 2000. This increase is due to increased spending on product line expansion, further development of the SuperFilter product line and product cost reduction efforts.

Selling, general and administrative expenses increased by $2.6 million, or 45%, from $5.7 million in fiscal 1999 to $8.2 million in fiscal 2000. This increase results primarily from increased corporate development, domestic and international marketing and sales efforts, management recruitment activities, occupancy expenses, the implementation of a management incentive program, liability insurance premiums and expenses associated with distributing annual meeting information to a larger shareholder base.

Non-recurring charges of $132,000 consist of the write off of deferred offering expenses in the second quarter of 2000.

Interest income increase to $806,000 in 2000, as compared to $21,000 in the prior year, due to higher levels of cash available for investment.

Interest expense increased by $151,000, or 45%, from $332,000 in 1999 to $483,000 in 2000 and resulted from new financing agreements in 1999 and 2000.

We had a net loss of $20.7 million for the year ended December 31, 2000, as compared to $10.9 million for the prior year. Excluding the effect of the allocation of sales proceeds to warrants and loss accrual relating to the long-term sales contract with U.S. Cellular, the Company would have had a net loss of $13.6 million in 2000 as compared to $10.8 million in the prior year.

The net loss available to common shareholders of $33.5 million, or $2.09 per share, for 2000 included $10.6 million for the non-cash cumulative effect of an accounting change and $2.2 million of non-cash deemed dividends on preferred stock. The net loss available to common shareholders of $12.2 million, or $1.58 per share, for 1999 included $1.4 million for non-cash dividends and other deemed distributions to preferred stockholders. Excluding the effect of these non-cash items and those in the preceding paragraph, the loss per share for 2000 totaled $0.85 per share as compared to $1.39 per share last year.

Liquidity and Capital Resources

Cash and cash equivalents decreased by approximately $16.6 million from $31.8 million on December 31, 2000 to $15.2 million on December 31, 2001. The decrease results from cash used in operations and investing activities.

Cash used in operations totaled $14.7 million in 2001. We used $15.1 million to fund the cash portion of our net losses. We also used cash to fund a $2.0 million increase in inventory. Cash generated from the decrease in accounts receivable totaled $2.2 million. Cash used in operations in 2000 totaled $14.5 million and was used primarily to fund operating losses of $11.8 million net of non-cash adjustments, $2.1 million for the increase in accounts receivable and $1.0 million for the increase in inventory.

Net cash used in investing activities totaled $1.9 million in 2001 and $2.2 million in 2000 and related to the purchase of manufacturing equipment.

Net cash used by financing activities totaled $24,000 in 2001. Cash received from the exercise of outstanding stock options totaled $218,000 and was offset by the net reduction in borrowings of $242,000. In the same period of 2000, cash provided by financing operations totaled $48.4 million and primarily resulted from issuance of convertible preferred shares and warrants and the exercise of stock options and warrants, partially offset by payments on borrowings.

We also have a revolving line of credit available that matures on June 20, 2002. The line of credit cannot exceed the lesser of (i) $2.5 million or (ii) 80% of eligible accounts receivable. The line of credit bears interest at prime rate (4.75% at December 31, 2001) plus 1%, requires that certain financial and business covenants be maintained and is collateralized by substantially all of the Company's assets. Upon maturity, we plan on replacing this facility with one from a new institution.

On March 11, 2002 we had binding commitments totaling $13.0 million in a new equity private placement. The transaction is expected to generate net proceeds of $12.4 million. The Company closed commitments totaling $11.2 million on March 12, 2002 and expects to close the remaining commitment for $1.8 million pending a response to our request for guidance from Nasdaq. The Company may decline to accept the additional investment if Nasdaq concludes that shareholder approval is required. In that event, the net proceeds of the transaction would be $10.6 million.

If the remaining commitment is accepted, the Company will have issued a total of 3,714,286 shares of common stock at $3.50 per share and 5-year warrants to purchase an additional 557,143 shares of the common stock at $5.50 per share. The common stock was priced on February 27, 2002 when the term sheet was signed, and the Company's common stock closed at $4.02 per share on that date. The underlying warrants were priced on March 6, 2002 when the definitive purchase agreement was signed, and the Company's common stock closed at $4.45 per share on that date.

The securities sold in this private placement have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements of the Securities Act. The Company has agreed to file a registration statement by April 11, 2001 covering the shares of common stock issued at the closing and upon exercise of the warrants.

At December 31, 2001, we had the following cash commitments:

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 year	2–3 years	4–5 years	After 5 years
Capital Lease Obligations	$563,000	$337,000	$226,000	–	–
Operating Leases	11,295,000	1,318,000	2,210,000	$2,285,000	$5,482,000
Minimum License Commitment	712,000	100,000	200,000	200,000	212,000
Fixed asset purchase commitments	972,000	972,000	–	–	–
Total Contractual Cash Obligations	$13,542,000	$2,727,000	$2,636,000	$2,485,000	$5,694,000

Additionally, we plan to invest an additional $7.0–$9.0 million in fixed assets during 2002 to expand manufacturing space by 60 percent. With our present SuperFilter product mix, we expect to increase our manufacturing capacity to 600 systems per quarter and then have the ability to easily expand that capacity to 1,000 units per quarter. In addition, we expect that sales will continue to increase which will result in higher inventory and accounts receivable balances being maintained. Although revenue is expected to increase in 2002, through March 2002 the Company has continued to incur losses and expects to incur losses for the remainder of the year, although at a decreasing rate. Our long-term prospects are dependent upon the continued and increased market acceptance for our products.

We expect our existing cash resources on hand at December 31, 2001, together with the cash raised through the recently completed private placement, will be sufficient to fund our planned operations into 2003. Thereafter, we may be required to raise additional capital, which may not be available on acceptable terms, if at all. Any inability to obtain needed financing could have a material adverse effect on our business and operating results.

Non-Cash Charges For Warrants Issued To U.S. Cellular

In August 1999, the Company entered into a warrant agreement with United States Cellular Corporation ("U.S. Cellular") where the exercise of a warrant to purchase up to 1,000,000 shares of common stock was conditioned upon future product purchases by U.S. Cellular. Under the terms of the warrant, U.S. Cellular vests in the right to purchase one share of common stock at $4 per share for every $25 of SuperFilter systems purchased from the Company. The warrant is immediately exercisable with respect to any vested shares and expires August 27, 2004. For accounting purposes, we are allocating proceeds from sales under this agreement between commercial product revenue and the estimated value of the warrants vesting in connection with those sales. The estimated fair value of the warrants in excess of the related sales, when applicable, is recorded in cost of commercial product revenue. U.S. Cellular vested in the right to exercise 48,980 shares of common stock for product purchases in 1999 and 53,460 shares of common stock for product purchases in 2000. As a result, we allocated $124,000 of sales proceeds to vesting warrants in 1999 and $1,660,000 of sales proceeds to vesting warrants in 2000. We also allocated $482,000 to cost of commercial product revenue in the second quarter of 2000 for the estimated value of vesting warrants in excess of related sales to U.S. Cellular.
In September 2000, the Company received a $7.8 million noncancelable purchase order from U.S. Cellular for "SuperFilter" systems to be shipped over the next nine quarters. In consideration for the purchase order, the Company amended the August 1999 warrant agreement and vested 312,000 warrants to U.S. Cellular. The vested warrants are immediately exercisable, not subject to forfeiture, and U.S. Cellular has no other obligations to the Company.

We estimated the fair value of the warrants vesting upon receipt of this order at $5,635,000 using the Black-Scholes option-pricing model and recorded this amount as a deferred warrant charge in the statement of stockholders' equity. As SuperFilter systems are shipped under this purchase order, the related sales proceeds will be allocated between stockholders equity and commercial product revenue using the percentage relationship which existed between the fair value of the warrants as recorded in September 2000 and the amount of the non-cancelable purchase order. In 2000 and 2001, we allocated sales proceeds of $1,118,000 and $2,238,000, respectively, for shipments under this purchase order to the deferred warrant charge and recorded $1,765,000 and $3,116,000, respectively, as gross commercial product sales proceeds.

After the allocation of sales proceeds to the related warrants, the estimated cost of providing products under the purchase order exceeds related revenue by $5.3 million. We included the resulting loss in the results of operations for the year ended December 31, 2000. In addition, in 2000 and 2001, we amortized $1,059,000 and $2,243,000, respectively, of this reserve against the cost of product delivered under this purchase order.

The following table summarizes the allocation of sales proceeds to warrants issued under the U.S. Cellular agreement and the contract loss reserve for the years indicated:

Dollars in thousands Year ended December 31,	1999	2000	2001
Warrants issued to U. S. Cellular allocated from gross commercial product sales proceeds through September 14, 2000	$124	$1,177	–
Warrants issued to U.S. Cellular allocated from gross commercial product sales proceeds subsequent to September 14, 2000	–	1,118	2,238
Total	**$124**	**$2,295**	**$2,238**
Warrants issued to U.S. Cellular included in cost of commercial product revenue	–	$482	–
Non-cash loss included in cost of commercial product revenue in September 2000	–	$5,300	–
Amortization of non-cash loss against cost of commercial product revenue delivered to U.S. Cellular	–	(1,059)	(2,243)
Non-cash loss remaining at December 31, 2000 to be amortized against cost of commercial product revenue based on future products deliverable to U.S Cellular	–	$4,241	$1,998

As of December 31, 2001, U.S. Cellular had 585,560 unvested warrants that can be earned from future product orders through August 27, 2004.

Net Operating Loss Carryforward

At December 31, 2001, we had a federal net operating loss carryforward of approximately $84.6 million. Section 382 of the Internal Revenue Code imposes an annual limitation on the utilization of net operating loss carryforwards based on a statutory rate of return (usually the "applicable federal funds rate", as defined in the Internal Revenue Code) and the value of the corporation at the time of a "change of ownership" as defined by Section 382. We recently completed an analysis of our equity transactions and determined that we had a change in ownership in 1999. Therefore, the ability to utilize net operating loss carryforwards incurred prior to the change of ownership totaling $32.6 million will be subject in future periods to an annual limitation of $2.3 million. Net operating losses incurred subsequent to the change totaled $52.0 million are not subject to this limitation. However, they may be subject to limitation should a subsequent change in ownership occur.

Future Accounting Requirements

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144, which supercedes SFAS No.121, Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of, provides a single accounting model for long-lived assets to be disposed of. The statement is effective January 1, 2002 and the Company does not believe it will have a material impact on its financial position or results of its operations.

In June 2001, the FASB issued SFAS No. 141, Accounting for Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company does not believe that adoption of these statements will have a material impact on its financial position of results of operations.

Market Risk

We are exposed to various market risks, including changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices. We do not enter into derivatives of other financial instruments for trading or speculation purposes.

We rely on short-term variable rate debt obligations. As of December 31, 2001, we had no amounts outstanding under a variable rate revolving line of credit. The variable rate obligations are based on the lenders' prime rate plus 1%. Assuming $2.5 million borrowings against the revolving line of credit, an increase of one-half of a percentage point in the lenders' prime rate on January 1, 2002, and no principal payments for the remainder of the year, our total interest expense would increase by less than $13,000 for 2001 as compared to 2000.

At December 31, 2001, we had approximately $15 million invested in a money market account yielding approximately 2.01%. Assuming a 1% decrease in the yield on this money market account and no liquidation of principal for the year, our total interest income would decrease by $150,000 per annum.

Inflation

The Company does not foresee any material impact on its operations from inflation.

Report of Independent Accountants

To the Board of Directors
and Stockholders of
Superconductor Technologies Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Superconductor Technologies Inc. at December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the financial statements, in 2000 the Company changed its method of calculating the beneficial conversion feature associated with the issuance of convertible preferred stock.

PricewaterhouseCoopers LLP

Los Angeles, California
February 18, 2002, except
for Note 13 "Subsequent Event"
for which the date is March 12, 2002

Balance Sheet

Assets	December 31, 2000	2001
Current Assets:		
Cash and cash equivalents	$31,824,000	$15,205,000
Accounts receivable, net	3,689,000	1,448,000
Inventory	3,775,000	5,734,000
Prepaid expenses and other current assets	500,000	595,000
Total Current Assets	**39,788,000**	**22,982,000**
Property and equipment, net of accumulated depreciation of $9,353,000 and $11,027,000 respectively	4,991,000	5,215,000
Patents and licenses, net of accumulated amortization of $1,761,000 and $2,075,000 respectively	1,877,000	1,681,000
Other assets	105,000	283,000
Total Assets	**$46,761,000**	**$30,161,000**
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$1,996,000	$2,695,000
Accrued expenses	1,364,000	1,254,000
Current portion of capitalized lease obligations	242,000	280,000
Total Current Liabilities	**3,602,000**	**4,229,000**
Capitalized lease obligations and other	509,000	271,000
Accrual for loss on contract-Note 8	4,241,000	1,998,000
Total Liabilities	**8,352,000**	**6,498,000**
Commitments and contingencies—Note 10 and 11		
Stockholders' Equity:		
Preferred stock, $.001 par value, 2,000,000 shares authorized, Series E convertible preferred stock, 37,500 shares authorized, 37,500 and 34,500 issue and outstanding, respectively; liquidation preference of $37,530,000	–	–
Common stock, $.001 par value, 75,000,000 shares authorized, 17,823,164 and 18,579,160 shares issued and outstanding	18,000	19,000
Capital in excess of par value	110,654,000	110,871,000
Deferred warrant charges	(4,517,000)	(2,280,000)
Accumulated deficit	(67,746,000)	(84,947,000)
Total Stockholders' Equity	**38,409,000**	**23,663,000**
Total Liabilities and Stockholders' Equity	**$46,761,000**	**$30,161,000**

See accompanying notes to the financial statements

Statement of Operations

For the year ended December 31,	1999	2000	2001
Net revenue			
Net commercial product revenue—Note 8	$2,053,000	$5,303,000	$7,601,000
Government contract revenue	5,059,000	4,643,000	4,782,000
Sub license royalties	10,000	10,000	10,000
Total net revenue	**7,122,000**	**9,956,000**	**12,393,000**
Costs and expenses:			
Cost of commercial product revenue—Note 8	6,848,000	15,710,000	10,626,000
Contract research and development	3,427,000	4,235,000	3,359,000
Other research and development	1,747,000	2,633,000	4,606,000
Selling, general and administrative	5,664,000	8,225,000	11,907,000
Non-recurring charge	–	132,000	–
Total costs and expenses	**17,686,000**	**30,935,000**	**30,498,000**
Loss from operations	(10,564,000)	(20,979,000)	(18,105,000)
Interest income	21,000	806,000	1,050,000
Interest expense	(332,000)	(483,000)	(146,000)
Net loss	**(10,875,000)**	**(20,656,000)**	**(17,201,000)**
Less:			
Redeemable preferred stock dividends	(908,000)	–	–
Deemed distribution attributable to the inducement to convert preferred stock and beneficial conversion feature	(456,000)	(2,203,000)	(2,603,000)
Net loss available to common stockholders before cumulative effect of accounting change	**(12,239,000)**	**(22,859,000)**	**(19,804,000)**
Cumulative effect of accounting change on preferred stock beneficial conversion feature	–	(10,612,000)	–
Net loss available to common stockholders for computation of loss per common share	**($12,239,000)**	**($33,471,000)**	**($19,804,000)**
Basic and diluted net loss per common share:			
Net loss per common share before cumulative effect of accounting change	($1.58)	($1.42)	($1.10)
Cumulative effect of accounting change	–	(0.67)	–
Net loss per common share	**($1.58)**	**($2.09)**	**($1.10)**
Weighted average number of common shares outstanding	**7,744,008**	**16,050,423**	**17,955,553**

See accompanying notes to the financial statements

Statement of Stockholders' Equity

	Common Stock		Convertible Preferred Stock		Capital in Excess of	Deferred Warrant	Accumulated	
	Shares	Amount	Shares	Amount	Par Value	Charges	Deficit	Total
Balance at December 31, 1998	**7,722,591**	**$8,000**	**–**	**–**	**$35,010,000**	**–**	**$(36,215,000)**	**$(1,197,000)**
Cumulative dividends on redeemable preferred stock					(95,000)			(95,000)
Issuance of warrants					491,000			491,000
Exercise of stock options	16,627				20,000			20,000
Net loss							(10,875,000)	(10,875,000)
Balance at December 31, 1999	**7,739,218**	**8,000**	**–**	**–**	**35,426,000**	**–**	**(47,090,000)**	**(11,656,000)**
Conversion of mandatory redeemable convertible preferred stock	5,633,901	6,000			17,119,000			17,125,000
Issuance of common stock for conversion of note payable	153,846				500,000			500,000
Issuance of common stock for cash	2,319,855	2,000			7,381,000			7,383,000
Exercise of warrants	1,152,174	1,000			3,968,000			3,969,000
Exercise of stock options	824,170	1,000			3,562,000			3,563,000
Issuance of warrants and stock options					7,543,000	(5,635,000)		1,908,000
Amortization of deferred warrant charges						1,118,000		1,118,000
Issuance of Series E Convertible Preferred Stock and warrants			37,500		35,155,000			35,155,000
Net loss							(20,656,000)	(20,656,000)
Balance at December 31, 2000	**17,823,164**	**18,000**	**37,500**	**–**	**110,654,000**	**(4,517,000)**	**(67,746,000)**	**$38,409,000**
Conversion of convertible preferred stock	676,305	1,000	(3,000)		(1,000)			–
Exercise of stock options	79,691				218,000			218,000
Amortization of deferred warrant charges						2,237,000		2,237,000
Net loss							(17,201,000)	(17,201,000)
Balance at December 31, 2001	**18,579,160**	**$19,000**	**34,500**	**–**	**$110,871,000**	**($2,280,000)**	**($84,947,000)**	**$23,663,000**

See accompanying notes to the financial statements

Statement of Cash Flow

For the year ended December 31, 1999		2000	2001
Cash Flow From Operating Activities:			
Net loss	($10,875,000)	($20,656,000)	($17,201,000)
Adjustments to reconcile net loss to net cash used for operating activities:			
Depreciation and amortization	1,306,000	1,794,000	2,141,000
Accrued loss and amortization of accrued loss on sales contract	-	4,241,000	(2,243,000)
Warrants and options charges	335,000	2,798,000	2,237,000
Changes in assets and liabilities:			
Accounts receivable	349,000	(2,099,000)	2,241,000
Inventory	(329,000)	(1,030,000)	(1,959,000)
Prepaid expenses and other current assets	(155,000)	(159,000)	(95,000)
Patents and licenses	(94,000)	(165,000)	(259,000)
Other assets	3,000	90,000	(190,000)
Accounts payable and accrued expenses	(277,000)	691,000	631,000
Net cash used in operating activities	**(9,737,000)**	**(14,495,000)**	**(14,697,000)**
Cash Flow From Investing Activities:			
Purchase of property and equipment	(615,000)	(2,193,000)	(1,898,000)
Proceeds from sale of property and equipment	900,000	–	–
Net cash (used in) provided by investing activities	**285,000**	**(2,193,000)**	**(1,898,000)**
Cash Flow From Financing Activities:			
Proceeds from borrowings	3,200,000	1,500,000	–
Payments on short term borrowings	–	(2,953,000)	–
Payments on long-term obligations	(190,000)	(211,000)	(242,000)
Net proceeds from sale of preferred and common stock	6,198,000	50,110,000	218,000
Net cash provided by (used in) financing activities	**9,208,000**	**48,446,000**	**(24,000)**
Net increase (decrease) in cash and cash equivalents	(244,000)	31,758,000	(16,619,000)
Cash and cash equivalents at beginning of year	310,000	66,000	31,824,000
Cash and cash equivalents at end of year	**$66,000**	**$31,824,000**	**$15,205,000**

See accompanying notes to the financial statements

Notes to Financial Statements

Note 1—The Company

Superconductor Technologies Inc. (the "Company") was incorporated in Delaware on May 11, 1987 and maintains its headquarters in Santa Barbara, California. The Company, which operates in a single industry segment, manufactures and markets high-performance filters to service providers and original equipment manufacturers in the mobile wireless communications industry. The Company's principal product, the "SuperFilter", combines high-temperature superconductors with cryogenic cooling technology to produce a filter with significant advantages over conventional filters. From 1987 to 1997, the Company was engaged primarily in research and development and generated revenue primarily from government research contracts. The Company began full-scale commercial production of the SuperFilter" in 1997 and shipped 393 units in 2000 and 438 in 2001.

The Company continues to be involved as either contractor or subcontractor on a number of contracts with the United States government. These contracts have been and continue to provide a significant source of revenue for the Company. For the years ended December 31, 1999, 2000, and 2001, government related contracts account for 71%, 47%, and 39% respectively, of the Company's net revenue.

Note 2—Summary of Significant Accounting Policies

Cash and Cash Equivalents. Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. Cash and cash equivalents are maintained with quality financial institutions and from time to time exceed FDIC limits.

Accounts Receivable. The Company sells predominantly to entities in the wireless communications industry and to entities of the United States government. The Company grants uncollateralized credit to its customers. The Company performs ongoing credit evaluations of its customers before granting credit.

Revenue Recognition. Commercial revenue is principally derived from the sale of the Company's SuperFilter® products and is recognized once all of the following conditions have been met: a) an authorized purchase order has been received in writing, b) customer's credit worthiness has been established, c) shipment of the product has occurred, d) title has transferred, and e) if stipulated by the contract, customer acceptance has occurred and all significant vendor obligations, if any, have been satisfied.

Contract revenue is principally generated under research and development contracts. Contract revenue is recognized utilizing the percentage-of-completion method measured by the relationship of costs incurred to total estimated contract costs. If the current contract estimate were to indicate a loss, utilizing the funded amount of the contract, a provision would be made for the total anticipated loss. Revenue from research related activities is derived primarily from contracts with agencies of the United States Government. Credit risk related to accounts receivable arising from such contracts is considered minimal. These contracts include cost-plus, fixed price and cost sharing arrangements and are generally short-term in nature.

All payments to the Company for work performed on contracts with agencies of the U.S. Government are subject to adjustment upon audit by the Defense Contract Audit Agency. Based on historical experience and review of current projects in process, management believes that the audits will not have a significant effect on the financial position, results of operations or cash flows of the Company.

Warranties. The Company recognizes the estimated cost of warranty expense at the time of revenue recognition. Warranty reserves are reviewed periodically and adjusted based on actual and anticipated experience.

Research and Development Costs. Research and development costs are expensed as incurred. Research and development costs incurred solely in connection with research and development contracts are charged to contract research and development expense. Other research and development costs are charged to other research and development expense.

Inventories. Inventories are stated at the lower of cost or market, with costs primarily determined using standard costs, which approximate actual costs utilizing the first-in, first-out method. Provision for potentially obsolete or slow moving inventory is made based on management's analysis of inventory levels and sales forecasts.

Property and Equipment. Property and equipment are recorded at cost. Equipment is depreciated using the straight-line method over their estimated useful lives ranging from three to five years. Leasehold improvements and assets financed under capital leases are amortized over the shorter of their useful lives or the lease term. Furniture and fixtures are depreciated over seven years. Expenditures for additions and major improvements are capitalized. Expenditures for repairs and maintenance and minor improvements are charged to expense as incurred. When property or equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Gains or losses from retirements and disposals are recorded as other income or expense.

Patents and Licenses. Patents and licenses are recorded at cost and are amortized using the straight-line method over the shorter of their estimated useful lives or approximately seventeen years.

Long-Lived Assets. The realizability of long-lived assets is evaluated periodically as events or circumstances indicate a possible inability to recover the carrying amount. Such evaluation is based on various analysis, including cash flow and profitability projections. The analysis necessarily involve significant management judgment. In the event the projected undiscounted cash flows are less than net book value of the assets, the carrying value of the assets will be written down to their fair value.

Income Taxes. The Company accounts for taxes under the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." SFAS 109 utilizes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax laws or rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Marketing Costs. All costs related to marketing and advertising the Company's products are expensed as incurred or at the time the advertising takes place.

Net Loss Per Share. Basic and diluted net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding in each year. Net loss available to common stockholders is computed after deducting accumulated dividends on cumulative preferred stock, deemed dividends and accretion of redemption value on redeemable preferred stock for the period and beneficial conversion features on issuance of preferred stock. Common stock equivalents are not included in the calculation of diluted loss per share because their effect is antidilutive.

Stock-based Compensation. As permitted under Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation", the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its stock options and other stock-based employee awards. Pro forma information regarding net loss and loss per share, as calculated under the provisions of SFAS 123, are disclosed in the notes to the financial statements. The Company accounts for equity securities issued to non-employees in accordance with the provision of SFAS 123 and Emerging Issues Task Force 96-18.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. The significant estimates in the preparation of the financial statements relate to the assessment of the carrying amount of accounts receivable, inventory, intangibles, estimated provisions for warranty costs, income taxes and the loss contract with U.S. Cellular. Actual results could differ from those estimates and such differences may be material to the financial statements.

Fair Value of Financial Instruments. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of these instruments. The Company estimates that the carrying amount of the debt approximates fair value based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Comprehensive Income. The Company has no items of other comprehensive income in any period and consequently does not report comprehensive income.

Segment Information. The Company operates in a single business segment, the research, development, manufacture, marketing and sale of high temperature superconducting filter and low noise amplifier and multiplexer products for the wireless communications industry. The Company also markets and sells a multi-carrier power amplifier, a related product manufactured by a third party. Net revenue derived principally from government research and development contracts is presented separately on the statement of operations for all periods presented. Management views its government research and development contracts as a supplementary source of revenue to fund its development of high temperature superconducting products.

Reclassifications. Certain reclassifications have been made to the 1999 and 2000 financial statements to conform to the 2001 presentation.

Certain Risks and Uncertainties. During the three year period ended December 31, 2001, the Company sold almost 954 SuperFilter" units, but the Company has continued to incur operating losses. The Company's long-term prospects are dependent upon the continued and increased market acceptance for the product.

Our two largest commercial customers accounted for 69%, 49% and 85% of our net commercial revenue for fiscal 1999, 2000 and 2001, respectively, and 63% and 49% of accounts receivable as of December 31, 2000 and 2001, respectively.

We currently purchase substrates for growth of high-temperature superconductor films from one supplier because of the quality of its substrates.

Recent Accounting Pronouncements . In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144, which supercedes SFAS No.121, Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of, provides a single accounting model for long-lived assets to be disposed of. The statement is effective January 1, 2002 and the Company does not believe it will have a material impact on its financial position or results of its operations.

In June 2001, the FASB issued SFAS No. 141, Accounting for Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company does not believe that adoption of these statements will have a material impact on its financial position of results of operations.

Note 3—Cumulative Accounting Change

On November 6, 2000, the Emerging Issues Task Force ("EITF") issued EITF 00-27, "Application of EITF Issue No.98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios to Certain Convertible Instruments". EITF 0-27 requires that any beneficial conversion feature associated with a convertible instrument be calculated using the intrinsic value of a conversion option after first allocating the proceeds received to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants). As a result of adopting EITF 00-27, the Company included in the computation of basic and diluted loss per share for fiscal 2000 a non-recurring cumulative effect of an accounting change on a preferred stock beneficial conversion feature of $10,612,000 related to the issuance of its Series E Preferred Stock in September 2000 and to the issuance of its Series D Preferred Stock in June 1999.

Note 4—Patents and Licenses

The Company has focused its development efforts on thallium barium calcium copper oxide ("TBCCO") materials and, to a lesser extent, on yttrium barium copper oxide ("YBCO") materials. Several U.S. patents have been issued to the University of Arkansas covering TBCCO, and the Company has an exclusive worldwide license (including the right to sublicense) under these patents, subject to the University of Arkansas' right to conduct research related to the patents. The Company is obligated to pay royalties of 4% on sales of TBCCO-based products, subject to a $100,000 annual minimum and royalties of 35% of sublicense revenue received by the Company. In the event that the Company fails to pay minimum annual royalties, the license automatically becomes non-exclusive. These royalty obligations terminate in 2009. Royalties under this agreement totaled $100,000 in each of the last three years.

Note 5—Short Term Borrowings and Notes Payable

The Company has a revolving line of credit maturing on June 20, 2002. The revolving line of credit is not to exceed the lesser of (i) $2.5 million or (ii) 80% of eligible accounts receivable. The revolving line of credit bears interest at the prime rate (9.5% at December 31, 2000 and 4.75% at December 31, 2001) plus 1%. Nothing was outstanding under this line of credit at December 31, 2000 and 2001. The Company is required to maintain certain minimum tangible net worth, debt, cash flow and other financial and business covenants. Borrowings under the revolving line of credit are collateralized by substantially all of the Company's assets. In connection with the credit agreement in 1999, the Company issued warrants for the purchase of 62,500 shares of common stock at a price of $3 per share. In December 1999, five year warrants to purchase 33,333 shares of common stock at $3 per share were issued in connection with an amendment to the credit agreement. In January 2000, the credit facility was amended to include a $1.5 million term note. The term note bore interest at the prime rate (8.5% at January 12, 2000) plus 4%. Five year warrants to purchase 27,692 shares of common stock at $3.25 per share were issued in connection with this amendment. This term loan was paid in full on February 11, 2000.

During 1999, the Company borrowed $2.4 million from the majority preferred stockholder. These borrowings were due on demand and bore interest at 8%. Notes totaling $1.9 million were used to purchase shares of Series C and D Convertible Preferred Stock. A demand note for $500,000 remained outstanding at December 31, 1999 and was subsequently used to purchase 153,846 shares of common stock on February 11, 2000. A five-year warrant to purchase 20,000 shares of common stock at $3 per share was issued in connection with this borrowing.

The weighted average interest rate on short-term borrowings at December 31, 1999 was 8.4%.

The fair values of the warrants issued in connection with borrowings were estimated using the Black-Scholes option pricing model and were accounted for as debt issuance costs and were amortized over the term of the related debt.

Note 6—Income Taxes

The Company has incurred a net loss in each year of operation since inception resulting in no current or deferred tax expense for the years ended December 31, 1999, 2000 and 2001.

The benefit for income taxes differs from the amount obtained by applying the federal statutory income tax rate to loss before benefit for income taxes for the years ended December 31, 1999, 2000 and 2001 as follows:

For the year ended 12/31,	**1999**	**2000**	**2001**
Tax benefit computed at federal statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in taxes due to:			
Change in valuation allowance	(39.8)	(42.8)	(41.3)
State taxes, net of federal benefit	5.8	8.5	7.0
Other	–	0.3	0.3
	-%	-%	-%

The significant components of deferred tax assets (liabilities) at December 31 are as follows:

	1999	2000	2001
Loss carryforwards	$13,603,000	$25,851,000	$31,008,000
Capitalized research			
and development	2,155,000	3,220,000	4,475,000
Warrant charges	–	891,000	2,047,000
Accrued loss on contract	–	1,690,000	796,000
Depreciation	1,487,000	1,087,000	1,762,000
Tax credits	985,000	1,187,000	1,330,000
Inventory	80,000	160,000	246,000
Other	–	374,000	264,000
Less: valuation			
allowance	(18,310,000)	(34,460,000)	(41,928,000)
Net deferred tax asset	$ –	$ –	$ –

The valuation allowance increased by $3,242,000, $16,150,000, and $7,468,000 in 1999, 2000 and 2001, respectively.

As of December 31, 2001, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $84.6 million and $38.5 million, respectively, which expire in the years 2002 through 2022. Included in the net operating loss carryforwards are deductions related to stock options of approximately $24.7 million and $13.6 million for federal and California income tax purposes. To the extent net operating loss carryforwards are recognized for accounting purposes the resulting benefits related to the stock options will be credited to stockholders' equity. In addition, the Company has research and development and other tax credits for federal and state income tax purposes of approximately $864,000 and $706,000 respectively, which expire in the years 2002 through 2020.

Due to the uncertainty surrounding their realization, the Company has recorded a full valuation allowance against its net deferred tax assets. Accordingly, no deferred tax asset has been recorded in the accompanying balance sheet.

Section 382 of the Internal Revenue Code imposes an annual limitation on the utilization of net operating loss carryforwards based on a statutory rate of return (usually the "applicable federal funds rate", as defined in the Internal Revenue Code) and the value of the corporation at the time of a "change of ownership" as defined by Section 382. Recently the Company completed an analysis of it's equity transactions and determined that it had a change in ownership control in August 1999. Therefore, the ability to utilize net operating loss carryforwards incurred prior to the change of ownership totaling $32.6 million will be subject in future periods to an annual limitation of $2.3 million. Net operating losses incurred subsequent to the change totaled $52.0 million are not subject to this limitation, however, they may be subject to limitation should a subsequent change in ownership occur.

Note 7–Stockholders' Equity

Preferred Stock. Pursuant to the Company's Certificate of Incorporation, the Board of Directors is authorized to issue up to 2,000,000 shares of preferred stock (par value $.001 per share) in one or more series and to fix the rights, preferences, privileges, and restrictions, including the dividend rights, conversion rights, voting rights, redemption price or prices, liquidation preferences, and the number of shares constituting any series or the designation of such series.

Convertible Preferred Stock. On September 29, 2000, the Company issued in a private placement 37,500 shares of a newly created Series E Convertible Preferred Stock and warrants to purchase up to an additional 1,044,568 shares of common stock. Proceeds, net of issuance costs, totaled approximately $35,155,000.

The preferred stock is non-voting, has a stated value and a liquidation preference of $1,000 per share, and is convertible into common stock at the lower of $17.95 per common share or the market price of the common stock at the time of conversion, subject to an implicit floor. The preferred stock automatically converts into common stock on the second anniversary of the closing and has no antidilution features. The optional and automatic conversions of preferred stock are limited to an aggregate maximum of 3,554,656 shares of common stock. Any preferred shares not converted through optional and the automatic conversions due to the limit on the number of shares that can be issued will be cancelled without any other obligation except to pay any accumulated conversion premium through the automatic conversion date. The preferred stock carries a 7% conversion premium, payable upon conversion in cash or common stock subject to certain limitations, at the Company's option. The conversion premium is being included in the calculation of net loss available to common shareholders over the period it is earned by the preferred stockholder.

During 2001 3,000 Series E preferred shares were converted into 625,093 shares of common stock and 51,212 shares of common stock were issued in connection with the conversion premium. At December 31, 2001, the remaining 34,500 Series E preferred shares are convertible into a maximum of 2,929,563 shares of common stock.

In connection with the sale of the preferred stock, the Company also issued two five-year warrants to purchase shares of common stock at an exercise price of $21.54 per share. The first warrant is for the purchase of 313,370 shares and the second warrant is for the purchase of up to 731,198 additional shares of common stock. Both warrants are currently exercisable and contain "weighted average" antidilution provisions which adjust the warrant exercise price and number of shares in the event the Company sells equity securities at a discount to then prevailing market prices. The amount of the adjustment depends on the size of the below-market transaction and the amount of the discount to the market price. The warrant exercise price cannot be reduced below a minimum of $18.91 as the result of adjustments under this provision. (See Note 13, Subsequent Event).

The Company is prohibited from paying any dividends on, or repurchasing any shares of, common stock as long as any of the shares of the preferred stock remain outstanding. The Company has filed with the Securities and Exchange Commission a registration statement for resale of the shares of common stock issuable upon conversion of the preferred stock and exercise of the warrants.

Redeemable Convertible Preferred Stock. In February 1999, the Company entered into an agreement to exchange all of the then outstanding redeemable preferred shares and related warrants for shares in a new series of preferred stock and modified warrants. The impact of the exchange was to eliminate the redemption provision of the then outstanding redeemable preferred stock. The Series A preferred stock and related warrants were exchanged for 64,584 shares of Series A-2 preferred stock and warrants to purchase 100,000 shares of common stock. The Series A-1 preferred stock and related warrants were exchanged for 12,500 shares of Series A-3 preferred stock and warrants to purchase 66,669 shares of common stock. The Series B preferred stock and related warrants were exchanged for 50,000 shares of Series B-1 preferred stock and warrants to purchase 120,000 shares of common stock. The warrants received in the exchange generally have the same terms as the warrants surrendered. In connection with the exchange, the Company issued to the preferred stockholders warrants to purchase up to 75,000 shares of common stock at $7.00.

Each share of the Series A-2, Series A-3 and Series B-1 Convertible Preferred Stock was convertible into twenty shares of common stock and had voting rights. The Series A-2 Convertible Preferred Stock carried a cumulative annual dividend of 6% per share and a liquidation preference of $72 per share until March 26, 2001, and $60 per share plus accrued dividends, thereafter. Each share of the Series A-3 Convertible Preferred Stock carried a cumulative annual dividend of 6% per share and a liquidation preference of $96 per share until March 26, 2000, and $80 per share plus accrual dividends, thereafter. Each share of the Series B-1 Convertible Preferred Stock carried a cumulative annual dividend of 7% per share and had a liquidation preference of $80 per share plus unpaid dividends.

In March 1999, the Company completed a private placement of 41,667 shares of Series C Convertible Preferred Stock to certain investors at $72 per share. The gross proceeds of the offering totaled $3 million. Each share of preferred stock carried a cumulative dividend of 7% per annum, had voting rights and a liquidation preference of the greater of $86.40 or $72 per share plus accrued dividends. A five-year warrant to purchase 120,000 shares of common stock at $4.50 per share was also issued in connection with this financing.

In June 1999, the Company entered into a private equity financing agreement providing for the sale of securities in two traunches with gross proceeds of up to $5.3 million. Under the first transaction, the Company sold 77,296 shares of Series D Convertible Preferred Stock at $50 per share, which resulted in gross proceeds of approximately $3.9 million. Under the second transaction, the Company sold 28,704 shares of Series D Convertible Preferred Stock at $50 per share, resulting in gross proceeds of approximately $1.4 million. Each share was convertible into twenty shares of common stock, and carried a cumulative dividend of 6% per annum, had voting rights and a liquidation preference of $65 per share until December 17, 2003 and $50 per share plus accrued dividends per share thereafter. In connection with this financing, the Company also issued five year warrants for the purchase of up to 212,000 shares of common stock at $3 per share. The Company granted the Series D investors registration rights with respect to the common stock underlying the Series D preferred stock and related warrants.

The Company recorded a deemed distribution for accounting purposes in 1999 totaling $456,000 relating to the issuance of the Series C and D Convertible Preferred Stock, which, at issuance, was convertible at a discount from the market price of the Company's common stock. The deemed dividend was a non-cash, non-recurring accounting entry for determining net loss available to common stockholders and the related net loss per share.

The issuance of the Series D Convertible Preferred Stock resulted in an anti-dilution adjustment to the Series A-2, A-3, B-1 and C Convertible Preferred Stock. Following the completion of the Series D financing, the total number of common shares issuable upon conversion of the Company's outstanding preferred stock was as follows:

	Shares of Preferred	Common Stock Issuable Upon Conversion
Series A-2	64,584	1,322,539
Series A-3	12,500	263,852
Series B-1	50,000	1,055,410
Series C	41,667	872,100
Series D	106,000	2,120,000
Total		**5,633,901**

As described below, all redeemable convertible preferred shares were converted into common shares in 2000.

On February 11, 2000, the Company completed the registration and sale of 2,473,701 shares of common stock, priced at $3.25 per share, of which 2,319,855 shares of common stock were sold for a cash payment totaling $7,540,000 and 153,846 shares of common stock were exchanged for short-term indebtedness of $500,000. Net proceeds to the Company totaled $7.4 million. Concurrent with the offering, the holders of the Series A-2, A-3 and C Redeemable Convertible Preferred Stock converted their holdings into 2,458,391 shares of common stock. As an inducement to convert the preferred shares, the Company issued the preferred stockholders warrants to purchase 250,000 shares of common stock at $3.58 per share. The fair value of the warrants was estimated using the Black-Scholes option-pricing model utilizing a volatility factor of 75%, risk-free interest rate of 6.75%, and expected life of 5 years. and was accounted for as a deemed *distribution of $1,548,000 to the* preferred stockholders for determining the loss per common share in the first quarter and full year of 2000. Also during the year ended December 31, 2000, the holders of the outstanding Series B-1 and D preferred shares elected to convert their holdings into 3,175,409 shares of common stock.

Stock Options. The Company has four stock option plans, the 1992 Stock Option Plan, the nonstatutory 1992 Directors Stock Option Plan, and the 1998 and 1999 Stock Option Plans (collectively, the "Stock Option Plans"). The 1988 Stock Option Plan expired in October 1998. Stock awards may be made to directors, key employees, consultants, and non-employee directors of the Company under the Stock Option Plans at prices no less than 100% of the market value on the date of grant. Generally, stock options become exercisable in installments over a minimum of four years, beginning one year after the date of grant, and expire not more than ten years from the date of grant, with the exception of 10% or greater stockholders which may have options granted at prices no less than the market value on the date of grant, and expire not more than five years from the date of grant. At December 31, 2001, options for 1,036,812 shares of common stock were exercisable.

At December 31, 2001, 525,675 shares of common stock were available for future grants and 2,550,488 options had been granted but not yet exercised. Option activity during the three years ended December 31, 2001 was as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at 12/31/98	**1,765,297**	**$4.406**
Granted	391,873	$3.423
Cancelled	(257,991)	$1.193
Exercised	(16,627)	$4.668
Outstanding at 12/31/99	**1,882,552**	**$4.194**
Granted	984,030	$20.60
Canceled	(153,311)	$7.72
Exercised	(824,170)	$4.32
Outstanding at 12/31/00	**1,889,101**	**$12.40**
Granted	853,500	$5.783
Canceled	(112,422)	$7.834
Exercised	(79,691)	$3.392
Outstanding at 12/31/01	**2,550,488**	**$10.67**

The following table summarizes information concerning currently outstanding and exercisable stock options at December 31, 2001:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.3130–$3.938	585,809	6.74	$3.3937	415,191	$3.3197
$4.00– $5.0000	521,766	8.37	$4.6444	198,751	$4.5152
$5.0630–$7.9375	683,451	7.89	$6.8537	224,729	$6.4030
$7.9380–$30.6880	717,312	8.40	$22.8347	180,811	$18.7867
$35.625–$49.3750	42,150	8.35	$41.0995	17,330	$41.7310
	2,550,488	**7.88**	**$10.6676**	**1,036,812**	**$7.5565**

The number of options exercisable and weighted average exercise price at December 31, 1999 and 2000 totaled 1,141,284 and $4.39 and 677,345 and $4.33, respectively.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, ("SFAS 123"), "Accounting for Stock-Based Compensation."

Accordingly, no compensation cost has been recognized for the stock-based compensation other than for non-employees. If the Company had elected to recognize compensation expense for *employee awards based upon the fair value at the grant date* consistent with the methodology prescribed by SFAS 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below:

	1999	2000	2001
Net Loss:			
As reported	($10,875,000)	($20,656,000)	($17,201,000)
Pro forma	($11,689,000)	($23,440,000)	($21,171,000)
Loss per Share:			
As reported	($1.58)	($2.09)	($1.10)
Pro forma	($1.69)	($2.26)	($1.32)

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 1999, 2000 and 2001, respectively: dividend yields of zero percent each year; expected volatilities of 75, 85, and 65 percent; risk-free interest rates of 5.62% 6.19%, and 4.375%; and expected life of 4.0, 4.0, and 4.0 years. The weighted average fair value of options granted in 1999, 2000 and 2001 for which the exercise price equals the market price on the grant date was $1.80, $13.86, and $3.05 respectively.

Warrants. The following is a summary of outstanding warrants at December 31, 2001:

	Number of Common Shares			
	Total	Currently Exercisable	Price per Share	Expiration Date
Warrants related to issuance of Series E Preferred	1,044,568	1,044,568	$21.54	September 29, 2005
Warrants related to borrowings and sales agreements	62,500	62,500	$3.00	June 18, 2004
	1,000,000	414,440	$4.00	August 27, 2004
	33,333	33,333	$3.00	December 1, 2004
	27,692	27,692	$3.25	January 12, 2005

Note 8—Warrants Issued to U.S. Cellular

In August 1999, the Company entered into a warrant agreement with United States Cellular Corporation ("U.S. Cellular") where the exercise of a warrant to purchase up to 1,000,000 shares of common stock was conditioned upon future product purchases by U.S. Cellular. Under the terms of the warrant, U.S. Cellular vests in the right to purchase one share of common stock at $4 per share for every $25 of SuperFilter systems purchased from the Company. The warrant is immediately exercisable with respect to any vested shares and expires August 27, 2004. For accounting purposes proceeds from sales to U.S. Cellular under this agreement are allocated between commercial product revenue and the estimated value of the warrants vesting using the Black-Scholes option-pricing model. The estimated fair value of the warrants in excess of the related sales, when applicable is recorded in cost of commercial product revenue. For product sales in 1999 and 2000, respectively, U.S. Cellular vested in the right to exercise the warrant and purchase a total of 48,980 and 53,460 shares of common stock, respectively. As a result, sales proceeds allocated to warrants vesting in 1999 and 2000 were $124,000 and $1,660,000, respectively. In addition, the estimated value of warrants vesting in excess of certain sales to U.S. Cellular in the second quarter of 2000 of $482,000 was recorded in cost of commercial product revenue.

In September 2000, the Company received a $7.8 million non-cancelable purchase order from U.S. Cellular for SuperFilter systems to be shipped over the next nine quarters. In consideration for the purchase order, the Company amended the August 1999 warrant agreement and vested 312,000 warrants to U.S. Cellular. The vested warrants are immediately exercisable, not subject to forfeiture, and U.S. Cellular has no other obligations to the Company.

The estimated fair value of the warrants vesting upon receipt of this order was calculated to be $5,635,000 using the Black-Scholes option-pricing model and has been recorded as a deferred warrant charge in the statement of stockholders' equity. As SuperFilter systems are shipped under this purchase order, the related sales proceeds will be allocated between stockholders' equity and commercial product revenue using the percentage relationship which existed between the fair value of the warrants as recorded in September 2000 and the amount of the non-cancelable purchase order. The fair value of the warrants was calculated utilizing a volatility factor of 85%, risk-free interest rate of 6.01%, and an expected life of 3.92 years. During fiscal 2000 and 2001 sales proceeds of $1,118,000 and $2,238,000, respectively, for shipments pursuant to this purchase order were allocated to the deferred warrant charge and proceeds of $1,765,000 and $879,000, respectively, were recorded as commercial product revenue.

After the allocation of sales proceeds to the related warrants, the estimated cost of providing products under the purchase order exceeded related revenue by $5.3 million. The resulting loss was reflected in the results of operations for the year ended December 31, 2000. Through December 31, 2000 and 2001, $1,059,000 and $2,243,000, respectively, of this reserve was reversed against the cost of product delivered under this purchase order.

As of December 31, 2001, U.S. Cellular has 585,560 unvested warrants that can be earned from future product orders through August 27, 2004.

Note 9—Employee Savings Plan

In December 1989, the Board of Directors approved a 401(k) savings plan (the "401(k) Plan") for the employees of the Company that became effective in 1990. Eligible employees may elect to make contributions under the terms of the 401(k) Plan; however, contributions by the Company are made at the discretion of management. The Company has made no contributions to the Plan.

Note 10—Commitments and Contingencies

Operating Leases. The Company leases its offices and production facilities under non-cancelable operating leases that expire at various times over the next ten years. Generally leases contain escalation clauses for increases in annual renewal options and require the Company to pay utilities, insurance, taxes and other operating expenses.

In March 1999, the Company entered into a master lease agreement for $1.5 million in lease financing. Under this agreement, the Company entered into agreements for the sale and leaseback of certain production equipment with a net book value of $944,000 for $900,000 cash. The loss of $44,000 realized on the sale transactions has been deferred and is being charged against income over the lease term. The Company has purchase and lease renewal options at fair market value. To help insure the Company's performance under the terms of the lease agreement, the lessor has a collateral interest in its assets subject to previously granted liens. In connection with entering into this lease, the Company issued four year warrants for the purchase of 25,180 shares of common stock at $4.17 per share. The estimated fair value of the warrants was calculated using the Black-Scholes option-pricing model and is being amortized over the term of the lease.

For the years ended December 31, 1999, 2000, and 2001, rent expense was $749,000, $851,000, and $1,064,000 respectively.

Capital Leases. The Company leases certain property and equipment under capital lease arrangements that expire at various dates through 2003. The leases bear interest at various rates ranging from 13.01% to 18.84%.

The minimum lease payments under operating and capital lease obligations are as follows:

Year ending 12/31,	Operating Leases	Capital Leases
2002	$1,318,000	$337,000
2003	1,125,000	226,000
2004	1,085,000	–
2005	1,123,000	–
2006	1,162,000	
Thereafter	5,482,000	–
Total payments	$11,295,000	563,000
Less: amount representing interest		(54,000)
Present value of minimum lease		509,000
Less current portion		(280,000)
Long term portion		$229,000

Note 11—Legal Proceedings

The Company is currently engaged in a patent dispute with ISCO International, Inc. relating to U.S. Patent No. 6,263,215 entitled "Cryoelectronically Cooled Receiver Front End for Mobile Radio Systems." ISCO filed a complaint on July 17, 2001 in the United States District Court for the District of Delaware against the Company and Conductus, Inc., another company involved in the high-temperature superconducting industry. The ISCO complaint alleges that our SuperFilter® product and Conductus's ClearSite® product infringe ISCO's patent.

After conducting separate investigations into the allegations, the Company and Conductus both filed responses denying ISCO's allegations and asking the court to declare the ISCO patent invalid and not infringed. The Company is cooperating with Conductus in the defense of this lawsuit. On October 3, 2001, the Company amended its response to add allegations that ISCO failed to disclose relevant prior art to the U.S. Patent Office during the patent application process. At the same time, the Company also sued ISCO for threatening some of its customers. Our standard terms and conditions of sale include an indemnity against any patent infringement claims, and the Company has informed our customers that it will defend them against any action brought by ISCO for any alleged infringement related to our products. The Company is seeking both compensatory and punitive damages from ISCO, as well as attorneys' fees, arising from their threats against our customers.

The trial is scheduled to start January 13, 2003. The judge has instructed the parties to complete the discovery process by June 28, 2002 and scheduled a "Markman hearing" for September 10, 2002. At the Markman hearing, the judge will receive evidence and then decide the scope and meaning of the patent claims asserted by ISCO.

Note 12—Earnings Per Share

The computation of per share amounts for 1999, 2000, and 2001 is based on the average number of common shares outstanding for the period. Options and warrants to purchase 3,920,964, 4,062,194 and 4,718,581 shares of common stock during 1999, 2000, and 2001 respectively, were not considered in the computation of diluted earnings per share because their inclusion would have been antidilutive. Also, the preferred stock convertible into 5,633,900, 2,089,136 and 2,929,563 shares of common stock at December 31, 1999, 2000, and 2001 was not considered in the computation of diluted earnings per share because it's inclusion would also have been antidilutive.

Note 13—Details of Certain Financial Statement Components and Supplemental Disclosures of Cash Flow Information and Non-Cash Activities

Balance sheet data:

December 31,	2000	2001
Accounts receivable:		
Accounts receivable-trade	$2,662,000	$1,036,000
U.S. government accounts receivable-billed	718,000	345,000
U.S. government accounts receivable-unbilled	321,000	91,000
Less: allowance for doubtful accounts	(12,000)	(24,000)
	$3,689,000	$1,448,000
Inventories:		
Raw materials	$1,094,000	$1,389,000
Work-in-process	1,960,000	2,947,000
Finished goods	721,000	1,398,000
	$3,775,000	$5,734,000
Property and Equipment:		
Equipment	$12,165,000	$14,003,000
Leasehold improvements	2,072,000	2,098,000
Furniture and fixtures	107,000	141,000
	$14,344,000	$16,242,000
Less: accumulated depreciation and amortization	(9,353,000)	(11,027,000)
	$4,991,000	$5,215,000
Patents and Licenses:		
Patents issued	$460,000	$780,000
Patents pending	612,000	410,000
Licenses	2,566,000	2,566,000
	$3,638,000	$3,756,000
Less, accumulated amortization	(1,761,000)	(2,075,000)
	$1,877,000	$1,681,000
Accrued Expenses:		
Compensation related	$900,000	$840,000
Warranty reserve	250,000	242,000
Other	214,000	172,000
	$1,364,000	$1,254,000

Unbilled accounts receivable represent costs and profits in excess of billed amounts on contracts-in-progress at year-end. Such amounts are billed based upon the terms of the contractual agreements. Such amounts are substantially collected within one year.

At December 31, 2000 and 2001, equipment includes $1,211,000 of assets financed under capital lease arrangements, net of $718,000 and $943,000 of accumulated amortization, respectively. Depreciation expense amounted to $1,126,000, $1,299,000 and $1,674,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

Supplemental Cash Flow Information:

December 31,	1999	2000	2001
Cash paid for interest	$232,000	$230,000	$146,000
Non-cash investing and financing activities:			
Equipment acquired through issuance of capital lease	34,000	–	–
Redeemable preferred stock exchanged for common stock	–	17,125,000	–
Common stock options issued for past services in lieu of accounts payable	14,000	72,000	–
Issuance of warrants in connection with debt and lease agreements	491,000	131,000	–
Dividends accrued not paid	95,000	–	–
Conversion of notes payable to purchase preferred and common stock	1,875,000	500,000	–
Equity issuance costs not yet paid	–	40,000	–
Assets acquired through issuance of stock options	–	26,000	–
Conversion of preferred shares into common shares	–	–	3,000,000

Note 14—Subsequent Event

On March 11, 2002 the Company had binding commitments totaling $13.0 million in a new equity private placement. The transaction is expected to generate net proceeds of $12.4 million. The Company closed commitments totaling $11.2 million on March 12, 2002 and expects to close the remaining commitment for $1.8 million pending a response to our request for guidance from Nasdaq. The Company may decline to accept the additional investment if Nasdaq concludes that shareholder approval is required. In that event, the net proceeds of the transaction would be $10.6 million.

If the remaining commitment is accepted, the Company will have issued a total of 3,714,286 shares of common stock at $3.50 per share and 5-year warrants to purchase an additional 557,143 shares of the common stock at $5.50 per share. The common stock was priced on February 27, 2002 when the term sheet was signed, and the Company's common stock closed at $4.02 per share on that date. The underlying warrants were priced on March 6, 2002 when the definitive purchase agreement was signed, and the Company's common stock closed at $4.45 per share on that date.

The securities sold in this private placement have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements of the Securities Act. The Company has agreed to file a registration statement by April 11, 2001 covering the shares of common stock issued at the closing and upon exercise of the warrants.

This transaction caused the exercise price and the number of shares to be adjusted to $20.59 and 1,092,697, respectively under the warrants issued in connection with the issuance of the Series E Convertible Preferred Stock (See Note 7).

Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Net revenue	$2,826,000	$4,206,000	$2,134,000	$3,227,000
Loss from operations	(4,312,000)	(3,743,000)	(4,965,000)	(5,085,000)
Net loss	(3,912,000)	(3,482,000)	(4,795,000)	(5,012,000)
Basic and diluted loss per common share				
Net loss per common share	($0.26)	($0.23)	($0.30)	($0.31)
2000				
Net revenue	$1,669,000	$2,249,000	$2,372,000	$3,666,000
Loss from operations	(3,616,000)	(4,014,000)	(9,292,000)	(4,057,000)
Net loss	(3,760,000)	(4,081,000)	(9,318,000)	(3,497,000)
Basic and diluted loss per common share				
Net loss per common share before cumulative effect of accounting change	($0.47)	($0.23)	($0.53)	($0.23)
Cumulative effect of accounting change	–	–	–	($0.60)
Net loss per common share	($0.47)	($0.23)	($0.53)	($0.83)

Corporate Information

Board of Directors

John D. Lockton
Chairman of the Board of the Company
Director of IP Wireless, Inc.

M. Peter Thomas
President and Chief Executive Officer of the Company

H. Vaughan Blaxter III
Vice President, General Counsel and Director
The Hillman Company

Robert P. Caren, Ph.D.
Chairman of Compensation Committee
Retired Corporate Vice President, Science and Engineering Lockheed Corporation

E. Ray Cotten
Senior Vice President, Business Development and Chief Marketing Officer

Dennis J. Horowitz
Chairman of Audit Committee
Chairman, President, Chief Executive Officer and Director
Wolverine Tube, Inc.

Joseph C. Manzinger
Vice President and Director
The Hillman Company

J. Robert Schrieffer, Ph.D.
Nobel Laureate
Chairman of the Technical Advisory Board of the Company
Professor, Florida State University
Chief Scientist of the National High Magnetic Field Laboratory

Executive Management

M. Peter Thomas
President, Chief Executive Officer

Ken Barry
Vice President, Human Resources

Richard R. Conlon
Senior Vice President, Sales & Marketing

E. Ray Cotten
Senior Vice President, Business Development, Chief Marketing Officer

Robert B. Hammond, Ph.D.
Senior Vice President, Chief Technical Officer

Robert L. Johnson
President, STI Products Group

Martin S. McDermut
Senior Vice President, Chief Financial Officer and Secretary

Annual Meeting

The annual meeting of shareholders will be held on May 16, 2002 at 11 a.m. at Holiday Inn Goleta, 5650 Calle Real, Goleta CA 93117.

Corporate Information

Corporate Offices
460 Ward Drive
Santa Barbara, CA 93111
Telephone: 805-690-4500
Facsimile: 805-683-9496

Transfer Agent
BankBoston N.A.
c/o Equiserve
150 Royall Street
Canton, MA 02021

Stock Exchange Listing
Common Stock Trading
NASDAQ National Market System
Symbol: SCON

Outside Counsel

Guth|Christopher LLP
10866 Wilshire Boulevard, Suite 1250
Los Angeles, CA 90024

Independent Auditors

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles, CA 90071

Investor Relations

Lippert/Heilshorn & Associates, Inc.
44 Montgomery Street
San Francisco, CA 94104


SUPERCONDUCTOR
TECHNOLOGIES
Improving the Quality of Wireless℠
1175-AR-02